[LETTERHEAD OF TEXAS INDUSTRIES, INC.]

May 6, 2005

Ms. Pamela A. Long	VIA FEDEX AND EDGAR
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	Chaparral Steel Company
Form 10 filed March 2, 2005
File No. 001-32444

Dear Ms. Long:

On behalf of Chaparral Steel Company (Chaparral), I attach for filing Chaparral’s Registration Statement on Form 10 to register securities under Section 12(g) of the Exchange Act of 1934, as amended. At the same time, Chaparral is withdrawing its Form 10 filed March 2, 2005 to register securities under Section 12(b) of the Exchange Act. I understand that withdrawing the initial filing and refiling the new Form 10 will not restart the SEC comment period and that the SEC will continue its ongoing comment process. I further understand that the filing today of Chaparral’s Form 10 commences the 60-day period referred to in Section 12(g) of the Securities Exchange Act of 1934 at the end of which the Form 10 will become effective, unless withdrawn or a shorter period has been directed by the SEC.

In addition, Chaparral has the following responses to the SEC staff’s comments contained in its letter to me dated March 31, 2005. Chaparral’s responses are numbered to correspond to the numbers used to designate the staff’s comments in its letter.

Form 10

General

1.	Please print the name of the officer signing this form under his signature.

The officer’s name has been added under his signature.

Exhibit 99.1, Information Statement

Information Statement Cover Page

2.	Please include in boldface type the statement required by Item 2 of Schedule 14C.

The statement has been changed to boldface.

Summary, page 2

3.	Please revise so that the overview of your distribution appears in the forepart of your summary.

The “Summary” section has been revised in accordance with the comment of the Staff.

4.

The disclosure about your market position here and throughout the filing should more clearly convey, if true, that you are the second largest producer of structural steel products in North America, and that Chaparral Steel will acquire and run this business after the spin-off. In the risk factors section, please also discuss the possibility that as an independent company that is no longer a part of TXI’s integrated business, you may not be able to maintain these market positions in the future. We note disclosure in risk factors on pages 8 and 9, but believe that you should also emphasize the risk to your

Ms. Pamela A. Long

May 6, 2005

market position, given that you have included a prominent discussion of your market position on the first page of the summary.

The first sentence in each of the “Summary—Our Company—Business Overview” and “Business” sections has been revised to state that Chaparral is the second largest producer of structural steel products in North America based on tons shipped in the last calendar year. The “The Spin-Off—The Spin-Off of Chaparral Steel Company to TXI—Contribution of TXI’s Steel Business” section states that Chaparral will acquire the steel business, and we have added a sentence to clarify that Chaparral will run this business after the spin-off. Risk factors on pages 8 and 12 have been revised in accordance with the second sentence of the comment of the Staff.

5.	We assume that the measure by which you believe you are the “second largest producer of structural steel products in North America” is tons shipped in your most recent fiscal year. Please revise your disclosure to clarify this. If this statement is based on a different measure, please identify it.

The Staff’s assumption is correct. The “Summary” and the “Business” sections have been revised in accordance with the comment of the Staff.

Summary Term Sheet, page 4

6.	We note your statement that you will enter into a separation and distribution agreement with TXI, as well as several ancillary agreements. Please note that these agreements must be filed as exhibits to your information statement and that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the information statement.

The forms of the separation and distribution agreement and the tax sharing and indemnification agreement are filed as exhibits with this filing. The transition services agreement and the intellectual property assignment and license agreement that were referred to in the Form 10 will not be required, so references to those agreements have been deleted in the “Arrangements between TXI and Chaparral Steel Company” section and elsewhere in the Form 10.

United States Federal Income Tax Consequences, page 4

7.	Please name your tax counsel here.

The name of tax counsel has been added in accordance with the comment of the Staff.

Pre-Distribution Payment to TXI, page 5

8.	We note that prior to the spin-off you intend to pay a cash dividend to TXI. It appears to us you should either retroactively reflect this dividend in your historical financial statements or present pro forma equity disclosures to reflect this dividend along side your most historical balance sheet and on pages 7 and 27. Refer to SAB Topic 1:B.3.

The impact of the expected dividend to TXI is reflected in pro forma equity disclosures included in “Summary Combined Financial and Other Data and Combined Summary Pro Forma Financial Information”, “Capitalization”, and “Unaudited Pro Forma Combined Condensed Financial Statements” on pages 7, 26 and 29 in accordance with the comment of the Staff.

9.	Please describe in more detail in an appropriate section of your information statement the dividend you will pay to TXI prior to the spin off. Explain the purpose of the dividend, how you determined the dividend, and disclose the amount.

The “Spin-Off—The Spin-Off of Chaparral Steel Company from TXI—Issuance of Debt” section has been revised in accordance with the comment of the Staff.

Ms. Pamela A. Long

May 6, 2005

Conditions to the Spin-off, page 5

10.	Please revise to briefly state here, with more detail later in your document, any known potential circumstances under which the distribution would be abandoned.

Other than the conditions to the spin-off set out in the Form 10, we currently do not know of any potential circumstances under which the spin-off would be abandoned.

Risk Factors, page 8

11.	We note your statement on page 9 that “profitability may decline” following expiration of the transition services agreement. Please revise this statement to correspond with your net losses for the past three fiscal years, as reflected in your Summary Combined Financial and Other Data on page 6. Revise similar disclosure elsewhere in your information statement; for instance in the final paragraph on page 28.

This risk factor and the discussion in the “Overview” section of MD&A have been revised by changing references to profitability and gross margins to references to financial condition and results of operation. In addition, in the risk factor on page 9 we have noted the net losses of Chaparral for the three preceding fiscal years.

Concerns about our prospects…, page 12

12.	Please revise to explain what you mean by “may have concerns.” Have customers expressed any particular concerns? Please provide more detailed disclosure concerning the risks in this risk factor.

No particular concerns have been expressed to us by our customers. However, disclosure has been added to the risk factor in accordance with the comment of the Staff.

Market, Ranking and Other Data, page 19

13.	Please provide us supplementally with copies of the reports and other data you rely on for your discussion of markets, your position and the position of your competitors within these markets, and other data. Please highlight the information that you rely upon for ease of reference.

Supplemental information is provided in accordance with the comment of the Staff.

14.	Please delete the information in the third and fourth sentences relating to possible inaccuracies, as you are responsible for all information in your prospectus. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

The “Market, Ranking and Other Data” section has been revised in accordance with the comment of the Staff.

The Spin-Off, page 20

15.	If material, please revise to more specifically disclose your history from 1985 through 2004.

The “Spin-Off—Background” section has been revised in accordance with the comment of the Staff.

16.	Please confirm to us supplementally that there will be no fractional shares in connection with this transaction.

We confirm that there will be no fractional shares in connection with this transaction.

Ms. Pamela A. Long

May 6, 2005

Reasons for the Spin-Off, page 20

17.	Please expand on the discussion of the directors’ reasons for approving this transaction. Specifically, how will separate management and ownership structures allow Chaparral Steel to pursue its strategic objectives. Please specify how this is an advantage over your current setup? For example, how will the issuance of notes and the incurrence of bank debt “facilitate efficient and effective utilization of available capital resources”?

The “Spin-Off—Reasons for the Spin-Off” section has been revised in accordance with the comment of the Staff.

18.	We note that the board explored “strategic alternatives available for resolving the difficulties created by the diverging characteristics of the CAC business and steel business.” Please revise to disclose these strategic alternatives in your document .

The “Spin-Off—Background” section has been revised in accordance with the comment of the Staff.

19.	Please disclose any significant differences in shareholder rights, if any, resulting from any differences in between the certificate of incorporation and bylaws of TXI and Chaparral Steel.

The “Spin-Off—The Spin-Off of Chaparral Steel Company from TXI—Certificate of Incorporation and Bylaws” section has been added in accordance with the comment of the Staff.

The Number of Shares You Will Receive, page 21

20.	Please disclose how you calculated and determined the distribution amount.

The “Spin-Off—The Spin-Off of Chaparral Steel Company from TXI—The Number of Shares You Will Receive” section has been revised in accordance with the comment of the Staff.

Management’s Discussion and Analysis, page 28

21.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to issuers that, at the time that the statement is made, are not subject to the reporting requirements of section 13(a) or section 15(d). We note your statement in the first paragraph “within the meaning of the Private Securities Litigation Reform Act of 1995.” Please revise to state affirmatively that the safe harbor in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in your document.

The lead paragraph of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been revised in accordance with the comment of the Staff.

22.	To the extent that it is reasonably likely that the spinoff or any related transactions or agreements will have a material effect on liquidity, capital resources or results of operations, please discuss them. Please also consider whether you should elaborate upon any of the matters you have identified under “Risks Related to Our Spin-Off from TXI” in MD&A.

The “Liquidity and Capital Resources—Impact of the Distribution and Separation from TXI” section has been added to MD&A covering the effects of the spin-off on Chaparral’s liquidity and financial position using the pro forma financial information as a basis for the discussion.

Results of Operations, page 30

23.

It appears that the price of raw materials, steel scrap in particular, significantly impacts your overall profitability. Discuss the overall market movements for raw materials prices during each period, and

Ms. Pamela A. Long

May 6, 2005

address any material changes to these prices that have taken place subsequent to the period end. Refer to Item 303(a)(3)(ii) of Regulation S-K. In particular, we note your disclosure on page 14 in the second paragraph of the second risk factor.

The “Results of Operations” section of MD&A has been revised in accordance with the comment of the Staff.

24.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, what percentage of your increase in net sales for the six months ended November 30, 2004 compared to the six months ended November 30, 2003 was attributed to sustained global demand and what percentage was attributed to the effect of your raw material surcharge program? Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

The “Overview” section of MD&A has been revised to discuss how Chaparral’s prices relate to domestic and global market prices. Because the factors driving these markets are numerous and complex, it is not possible to quantify the impact of each one. We have also revised other disclosures included in the Results of Operations section of MD&A where applicable to discuss the impact of each factor when multiple factors contributed to material fluctuations.

25.	We note your increase in net sales of the six months ended November 30, 2004. Please revise your disclosure to provide a narrative description of the extent to which your increase in average sales price is attributable to increases in prices, increases in volume or amount of goods or services sold, or to the introduction of new products. See Regulation S-K, Item 303(a)(3)(iii). Please similarly revise your discussion for the fiscal year ended May 31, 2004.

The “Net Sales” section of each comparison period has been revised in accordance with the comment of the Staff.

Liquidity and Capital Resources, page 34

26.	Please disclose the material provisions of the notes and credit facility that you expect to be in place at the time of the distribution.

The “Liquidity and Capital Resources” section of MD&A has been revised in accordance with the comment of the Staff.

27.	We note your disclosure on page 34 that you expect your guarantee of TXI’s Senior Notes to be terminated in connection with your separation from TXI. State whether the note holders have released you from the guarantee upon your separation from TXI or, alternatively, that TXI has agreed to indemnify you for any losses under the guarantee. If the holders of the notes have not released you from the guarantee, provide supplemental explanation how your obligation as guarantor of the notes has been extinguished, as you would appear to be secondarily liable if TXI were unable or unwilling to honor the notes. We may have additional comments upon review of your response.

The discussion about TXI’s senior notes and guarantees has been moved to the new “Liquidity and Capital Resources—Impact of the Distribution and Separation from TXI” section of MD&A and has been revised in accordance with the comment of the Staff.

28.	On page 36, please revise to explain more clearly what you mean by “liabilities released or discharged will not include liabilities arising under or assigned by the separation and distribution or any ancillary agreement.”

This discussion has been moved to the the “Liquidity and Capital Resources—Impact of the Distribution and Separation from TXI” section of MD&A and has been revised in accordance with the comment of the Staff.

Ms. Pamela A. Long

May 6, 2005

29.	It appears to us that you should revise your table of contractual obligations to include all future obligations, including amounts due related parties, amounts resulting from employee benefit obligations, and amounts resulting from asset retirement obligations. Refer to Item 303(a)(5) of Regulation S-K.

The disclosures requested by the Staff have been included in the the contractual obligations table or in the related disclosures included in the paragraph following the table.

30.	Please revise your table of contractual obligations to include estimated interest payments on your debt, as this is an essential part of your cash flow.

Because the payable to the TXI is expected to be contributed to our capital, we have included a discussion of the current interest payments, as well as expected initial future interest payments on our proposed new debt in the paragraph immediately below the table.

Quantitative and Qualitative Disclosures About Market Risk, page 37

31.	We note that 13.1% of your net sales for the first six months of fiscal 2005 were to international customers. Please include a discussion regarding foreign currency exchange rate risk. Indicate if foreign sales and purchases are denominated in foreign currencies and if so, whether you hedge those transactions. Refer to Item 305 of Regulation S-K.

The “Quantitative and Qualitative Disclosures About Market Risk” section of MD&A has been revised in accordance with the comment of the Staff.

Business, page 40

32.	In your narrative description of business, if applicable, please include a discussion regarding the extent to which your business may be seasonal and the dollar amount of backlog orders believed to be firm. Refer to Item 101(c)(v) and (viii) of Regulation S-K.

The “Business—Seasonality” section has been added in accordance with the comment of the Staff. Purchase orders submitted to Chaparral are generally cancelable by the customer, thus no material backlog of firm orders exists.

Environmental, page 45

33.	Please tell us supplementally what you mean by “based on our experience and the information currently available to us.” If material, please revise your document to describe this experience and the available information so that shareholders may better understand why you believe that the claims will not have a material impact on your financial condition or results of operations.

The “Business—Environmental” and other similar sections have been revised in accordance with the comment of the Staff.

Research and Development, page 45

34.	If material, disclose the estimated amount spent during each of the last three fiscal years on company sponsored research and development. Refer to Item 101(c)(x) of Regulation S-K.

Research and development costs have not been presented as such costs were not material in the periods presented.

Ms. Pamela A. Long

May 6, 2005

Arrangements Between TXI and Chaparral Steel Company, page 45

35.	In the second full paragraph under this subheading, please revise to state affirmatively that this section provides an accurate description of all material terms of this agreement. Delete your disclaimer regarding “qualified in their entirety.”

The referenced paragraph has been revised in accordance with the comment of the Staff.

Transition Services Agreement, page 49

36.	Please indicate the specific support services that TXI will continue to provide.

It has been determined that no support services will be needed by Chaparral after the spin-off, so all references to the Transition Services Agreement have been deleted.

Management, page 51

37.	Please revise to assign the footnotes to your table.

The remaining footnotes have been assigned in accordance with the comment of the Staff. The members of the board committees have not yet been determined, so those footnotes have been deleted and the corresponding disclosure about each committee revised accordingly.

38.	In each case where you state that a manager or director has held a position “for more than five years,” please confirm to us that you mean business experience for the past five years in accordance with Item 401 of Regulation S-K.

We confirm that the position held for more than five years is business experience in accordance with Item 401 of Regulation S-K.

Description of Certain Indebtedness, page 62

39.	Please revise your disclosure to include a brief discussion of the terms of the notes and bank credit facility, including the interest rate and the duration of the agreement, which you will enter in conjunction with your spin-off from TXI.

The “Description of Certain Indebtedness” section has been revised in accordance with the comment of the Staff.

Combined Financial Statements

General

40.	To the extent applicable, provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The Financial Statements have been updated in accordance with Rule 3-12 of Regulation S-X .

41.	Demonstrate to us how you determined that this transaction is not a reverse spin-off based on an evaluation of the factors outlined in EITF 02-11.

We considered the following factors in determining whether reverse spin-off accounting is appropriate under EITF 02-11.

•	The legal form of the transaction is a distribution of the stock of Chaparral by Texas Industries, Inc. (TXI).

Ms. Pamela A. Long

May 6, 2005

•	TXI has operated its concrete, aggregates and cement business (CAC Group) since its inception in 1951. TXI jointly formed and acquired a 50% interest in the steel operations (Steel Group) in 1973. TXI acquired the remaining 50% interest in 1985. In 1988, TXI sold a minority interest in the Steel Group to the public. In 1997, all publicly held shares were reacquired by TXI. TXI has maintained its 100% ownership of the CAC Group throughout the entire period.

•	As of February 28, 2005, the assets of TXI’s Steel Group which will be spun off, accounted for approximately 53% of consolidated assets and approximately 58% and 54% of consolidated revenues for the nine months ended February 28, 2005 and the year ended May 31, 2004, respectively. Due to the unprecedented escalation of steel prices which began in December 2003, the Steel Group accounted for approximately 25% and 70% of TXI’s operating profits for the year ended May 31, 2004 and the nine months ended February 28, 2005, respectively. However, for the five fiscal years ending May 31, 2004, the Steel Group accounted for only $16.6 million or 3% of TXI’s total operating profit of $646.8 million.

•	Based on historical earnings of the Steel Group and the volatility of these earnings, the management of TXI, in consultation with its financial advisors, has estimated the current enterprise value of the Steel Group to be approximately 65% of the enterprise value the CAC Group. Accordingly, on a fair value basis, the CAC Group constitutes the larger entity.

•	Of TXI’s seven senior executives, six will remain with TXI. Of the 22 operations and corporate staff officers, 17 will remain with TXI. Of TXI’s board of directors, 6 of the 10 members will remain on the TXI board. In addition the CAC Group employs approximately 2,500 employees compared to 1,400 employees for the Steel Group. Finally, all of the corporate infrastructure and systems will remain with TXI.

Based on the fact that CAC Group has constituted TXI’s core business for over fifty years, will retain the majority of current directors, management and employees, has a higher estimated fair value, and the legal form of the transaction, we concluded that there were not sufficient indicators to overcome the presumption that Chaparral should be the accounting spinnee in the proposed transaction. We believe that the current presentation results in the most accurate depiction of the substance of the transaction for shareholders and other users of Chaparral’s financial statements.

42.	It appears to us that your historical financial statements may not be indicative of the ongoing entity. Please consider providing pro forma statements of operations for the most recent fiscal year and current interim period or explain why pro forma disclosures are not necessary. Refer to SAB Topic 1:B.2 and Rule 11-01(8) of Regulation S-X.

Pro forma financial information has been added in the “Summary Combined Financial and Other Data and Combined Summary Pro Forma Financial Information” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections in accordance with the comment of the Staff.

Note 1 – Description of Business and Basis of Presentation, page F-10

43.	We note that your historical financial statements do not reflect all the costs of doing business since certain corporate costs have not been allocated. Revise your historical financial statements to comply with SAB Topic 1:B.1.

The historical statements included all material costs of our business. Based on discussions with the Staff, we concluded certain corporate expenses incurred by TXI, related primarily to shared services and facilities should be allocated to our business. Although these costs were not material to our combined results of operations during the periods presented, we have included an allocation of such costs in the financial statements included in the Form 10. We have also revised the related disclosures in Notes 1 and 11 to the combined statements, as well as the related disclosures in Selected Data and MD&A.

Ms. Pamela A. Long

May 6, 2005

Note 2—Summary of Significant Accounting Policies, page F-10

44.	Provide the enterprise-wide disclosures required by paragraphs 37 and 38 of SFAS 131.

Notes 1 and 2 to the financial statements included in the Form 10 have been revised to include information on Chaparral’s net sales by major product lines and by geographic area in accordance with the comment of the Staff.

45.	It appears to us that you should provide earnings per share disclosures under SFAS 128 or, at a minimum, pro forma earnings per share.

Pro forma earnings per share data has been included in “Summary Combined Financial and Other Data and Combined Summary Pro Forma Financial Information” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections in the Form 10 in accordance with the comment of the Staff.

Note 2—Summary of Significant Accounting Policies, Long-Lived Assets, page F-11

46.	Disclose the amount of repair and maintenance expense each period and, if applicable, discuss the reasons for material fluctuations during the periods presented in MD&A.

Chaparral has disclosed its accounting policy for repair and maintenance costs incurred in connection with planned major maintenance activities in accordance with EITF Topic D-88 . Such activities occur annually and, therefore, there have not been material fluctuations in these costs during the periods presented.

Note 2—Summary of Significant Accounting Policies, Income Taxes, page F-12

47.	We note that the provision (benefit) for deferred income taxes is determined on a separate return basis and the provision (benefit) for current income taxes is determined in accordance with TXI’s tax sharing policy. Provide us additional information regarding the terms of the tax sharing policy. Explain to us how the current presentation complies with SAB Topic 1:B.1, question 3.

During the periods presented in the financial statements and Selected Data included in the Form 10, the tax provisions for Chaparral are equal to the amounts that would have been computed on a separate return basis. As a result, we have revised the disclosures in Note 7 to the financial statements.

48.	We note that you include the entire change in receivables from (payable to) affiliates in operating cash flows. We also note that these amounts include reimbursements for certain items, including capital expenditures. Please tell us the specific nature of each reimbursement and demonstrate to us how including the entire change in operating cash flows is appropriate.

The inter-company transactions between TXI and its affiliates and Chaparral and its subsidiaries are primarily the result of TXI’s centralized cash management system. Inter-company transactions are generally settled daily, with the exception of the interest on the inter-company debt due to TXI. Because the current inter-company account did not increase by more than the amount of the interest on the inter-company debt during the periods covered by the financial statements, all other amounts charged or credited to the receivables from (payable to) affiliates, including capital expenditures were deemed to be cash payments to TXI or its affiliates.

Valuation and Qualifying Accounts

49.	Include a schedule of Valuation and Qualifying Accounts as required by Rule 12-09 of Regulation S-X. In addition, revise MD&A to discuss the reasons for material fluctuations in bad debt expense during the periods presented.

We believe that the financial statements included in the Form 10 comply, in all material respects, with the requirements of Rule 12-09 of Regulation S-X with the disclosures included in Note 2 (asset retirement obligations) and Note 3 (allowance for doubtful accounts) to such statements. We have revised our disclosures in MD&A to explain the reasons for material fluctuations in bad debt expense.

Ms. Pamela A. Long

May 6, 2005

I am providing courtesy copies of this letter, a revised copy of the Form 10 and a marked version showing the changes made from the previously filed version to the SEC staff members set forth below.

Please direct any questions or additional comments regarding the Form 10 and this letter to the undersigned at (972) 647-6742, or to Joe Dannenmaier of Thompson & Knight LLP at (214) 969-1393.

Respectfully submitted,

Frederick G. Anderson

Vice President and General Counsel

Texas Industries, Inc.

Courtesy copies to:

Mindy Hooker

Anne McConnell

Matt Franker

Lesli Sheppard